UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Weight Watchers International, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

948626106

(CUSIP Number)

December 17, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106	13G

1.	Name of Reporting Persons Artal Group S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 28,749,089
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 28,749,089
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,749,089
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 50.98%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 948626106	13G

1.	Name of Reporting Persons Artal International S.C.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 28,749,089
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 28,749,089
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,749,089
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 50.98%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 948626106	13G

1.	Name of Reporting Persons Artal Luxembourg S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 28,749,089
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 28,749,089
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,749,089
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 50.98%
12.	Type of Reporting Person (See Instructions): OO

Item 1	(a).	Name of Issuer:

Weight Watchers International, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 675 Avenue of the Americas, 6th Floor, New York, New York 10010.

Item 2	(a).	Name of Person Filing:

This Schedule 13G is filed by:

(i) Artal Group S.A.;

(ii) Artal International S.C.A.; and

(iii) Artal Luxembourg S.A.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal office and business address of each of Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. is 10-12 avenue Pasteur, L-2310 Luxembourg, Luxembourg.

Item 2	(c).	Citizenship:

Each of Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. is organized under the laws of Luxembourg.

Item 2	(d).	Title of Class of Securities:

Common Stock, no par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

948626106

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, Artal Luxembourg S.A. is the record owner of 28,749,089 shares of Common Stock. Artal Luxembourg S.A. is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management S.A., which is a subsidiary of Artal Group S.A., which is a subsidiary of Westend S.A., which is a subsidiary of Stichting Administratiekantoor Westend, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of Artal Group S.A. and Artal International S.C.A. may be deemed to be the beneficial owner of the shares of Common Stock held of record by Artal Luxembourg S.A.

(b) Percent of class:

Based on the Issuer having 56,398,333 shares of Common Stock outstanding (which, based on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2013, was the number of shares of Common Stock outstanding as of October 31, 2013) as of the date hereof, each of Artal Group S.A., Artal International S.C.A. and Artal Luxembourg S.A. may be deemed to be the beneficial owner of approximately 50.98% of the number of shares of Common Stock outstanding.

(c) Number of shares of Common Stock as to which the reporting person has:

Artal Group S.A.

	(i)	Sole power to vote or to direct the vote: 28,749,089

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 28,749,089

	(iv)	Shared power to dispose or to direct the disposition of: 0

Artal International S.C.A.

	(i)	Sole power to vote or to direct the vote: 28,749,089

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 28,749,089

	(iv)	Shared power to dispose or to direct the disposition of: 0

Artal Luxembourg S.A.

(i) Sole power to vote or to direct the vote: 28,749,089

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 28,749,089

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013

ARTAL GROUP S.A.

By:	Anne Goffard, as its Authorized Person

/s/ Anne Goffard

ARTAL INTERNATIONAL S.C.A.

By:	Artal International Management S.A., as its Managing Partner

By:	Anne Goffard, as its Managing Director

/s/ Anne Goffard

ARTAL LUXEMBOURG S.A.

By:	Anne Goffard, as its Managing Director

/s/ Anne Goffard